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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable.

1	NAMES OF REPORTING PERSONS: John M. Heyneman, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Wyoming, USA

	5	SOLE VOTING POWER:

NUMBER OF		321,494

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		107,295

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		321,494

WITH:	8	SHARED DISPOSITIVE POWER:

		107,295

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	428,789

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	Not Applicable.
Item 1.
(a)	Name of Issuer:

First Interstate BancSystem, Inc.

(b)	Address of Issuer’s Principal Executive Office:

401 North 31st Street Billings, Montana 59101
Item 2.
(a)	Name of Person Filing:

John M. Heyneman, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 507 Dayton, Wyoming 82836

(c)	Citizenship or Place of Organization:

Wyoming, USA

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

Not Applicable

Item 3.	If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not Applicable.

Item 4.	Ownership.
John M. Heyneman, Jr. beneficially owns 428,789 shares, or 5.3%, of issuer’s common stock. This includes 288,948 shares beneficially owned as the managing general partner of Towanda Limited Partnership, as to which Mr. Heyneman has sole voting and dispositive powers. Mr. Heyeneman disclaims beneficial ownership of the shares owned by Towanda Limited Partnership except to the extent of his interest in such shares arising from his interest in the limited partnership.

In his individual capacity, Mr. Heyneman has sole voting and dispositive power for 32,546 shares, which includes 28,796 shares held as co-trustee for the John M. Heyneman, Jr. trust and 3,750 shares held directly by Mr. Heyneman.
In addition, Mr. Heyneman’s beneficial ownership includes 107,295 shares for which he has shared voting and dispositive power as co-trustee of exemption trusts for various family members, as to which Mr. Heyneman disclaims beneficial ownership as to all such shares.

Item 5.	Ownership of Five Percent or Less of a Class
     Not Applicable.

Item 6.	Ownership of More than Five Percent of Behalf of Another Person.
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not Applicable.

Item 9.	Notice of Dissolution of Group.
     Not Applicable.

Item 10.	Certification.
     Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2007

Date

/s/ JOHN M. HEYNEMAN, JR.

Signature

John M. Heyneman, Jr.

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).